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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67858

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enstream Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5646 Milton Street Suite 318
(No. and Street)

Dallas TX 75206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Daniel Mooney 214.468.0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & CO
(Name – *if individual, state last, first, middle name*)

718 Paulus Avene Dallas TX 75214
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Daniel Mooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enstream Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP and CCO

Title



Notary Public


NOTARY PUBLIC
STATE OF TEXAS
KRISTINA LIZANDER
Notary ID # 130620639
My Commission Expires
April 14, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSTREAM CAPITAL MARKETS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2016



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Enstream Capital Markets, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Enstream Capital Markets, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enstream Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 21, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS		
Cash	$	36,378
TOTAL ASSETS	$	36,378
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	9,150
Total Liabilities		9,150
Member's Equity		27,228
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	36,378

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Advisory and Retainer Fees	$ 190,000
Other Income	5
Total Revenues	190,005
EXPENSES	
Regulatory	1,905
Occupancy, Operating and Overhead (Notes 6 and 7)	35,481
Total Expenses	37,386
NET INCOME	$ 152,619

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY, BEGINNING OF YEAR	**$**	**205,609**
Member's Distributions		**(331,000)**
Net Income		**152,619**
MEMBER'S EQUITY, END OF YEAR	**$**	**27,228**

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

BALANCE AT BEGINNING OF YEAR	$
Increases	
Decreases	
BALANCE AT END OF YEAR	$

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 152,619
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	137,000
Increase in accrued expenses	9,150
Net Cash Provided By Operating Activities	298,769
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's Distributions	(331,000)
Net Cash Used by Financing Activities	(331,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(32,231)
Beginning of Year	68,609
End of Year	$ 36,378

See Notes to Financial Statements

ENSTREAM CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Enstream Capital Markets, LLC (the "Company'), a wholly-owned subsidiary of Enstream Capital Management, LLC (the "Parent"), is a Texas Limited Liability Company formed in July 2006. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company is engaged in a single line of business as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Financial Advisory Fees

The Company derives its revenue primarily by providing financial advisory services to U.S. oil and gas clients seeking to place private institutional securities. The Company is engaged by clients, on a success basis, to analyze company and oil and gas project information, design a financing structure, prepare placement marketing materials, coordinate investor presentations and meetings, and assist clients with definitive document negotiations to close an institutional private placement securities transaction. Advisory fee revenue is earned upon successful closing of a transaction and generally paid based on a percentage of capital dollars received by clients. Revenue may be earned beyond an initial closing as clients receive capital as part of a larger capital commitment and/or line of credit arrangement.

Retainer Fees

Retainer fees are received monthly and are recognized as earned.

Fair Value of Financial Instruments

Cash and accrued expenses expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months and that are not held for sale in the ordinary course of business.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $27,228, which was $22,228 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.34 to 1 as of December 31, 2016.

4. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

5. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the oil and gas industry which is dependent upon related commodity prices. The Company targets private oil and gas companies seeking to place $20 to $200 million of capital to fund the acquisition, development and/or monetization of oil and gas properties. Further, the Company primarily provides financial advisory securities private placement services which are dependent upon U.S. credit and capital markets. This lack of diversification may cause the Company's financial results to be volatile. In addition, the Company's financial performance is dependent upon the consummation of relatively few transactions per year, thereby potentially increasing financial volatility. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company's Parent leases office space in Dallas, Texas under non-cancelable lease agreement classified as an operating lease. The monthly rental fees are paid by the Parent in accordance with the terms set forth in the Office and Administrative Services Agreement (the "Services Agreement") between the Company and the Parent. Rental fees of the Parent approximated $9,400 for 2016. The future minimum rental obligations under this operating lease agreement are approximately $9,400 in 2017.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Parent whereby the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a monthly fee of $1,000 plus other agreed-upon potential overhead expenses. The Company's Managing Director is also the Managing Director and principal shareholder of the Parent. The services provided include consultation and direct management assistance with respect to operations, furnishing office space, equipment and supplies, and assisting other aspects of the business of the Company. For the year ended December 31, 2016, the Company paid management fees to the Parent of $12,000, which is reflected as overhead expenses in the accompanying Statement of Operations. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to

be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

9. EXEMPTION FROM RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2016 and for the period from January 1, 2017 to February 21, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 21, 2017, the date that the financial statements were issued or available to be issued.

ENSTREAM CAPITAL MARKETS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$	27,228
Less Non-allowable Assets		
Net Capital	$	27,228
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness	$	9,150
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	610
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Excess (Deficient) Net Capital	$	22,228
Excess (Deficient) Net Capital at 1000%	$	21,228
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.34 TO 1**

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/ form X-17A-5 filed by Enstream Capital Markets, LLC.

ENSTREAM CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

 McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Enstream Capital Markets, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Enstream Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 21, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

On behalf of Enstream Capital Markets, LLC, I, as FinOp and CCO, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending DECEMBER 31, 2016:

- ENSTREAM CAPITAL MARKETS, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- ENSTREAM CAPITAL MARKETS, LLC did not hold any customer funds or securities at any time during the year.
- ENSTREAM CAPITAL MARKETS, LLC met the identified exemption provisions throughout the reporting period of January 1, 2016, thru December 31, 2016 without exception.



James Daniel Mooney
FinOp and CCO
ENSTREAM CAPITAL MARKETS, LLC